Jill R. Radloff 612.335.7119 DIRECT 612.335.1657 DIRECT FAX jill.radloff@stinson.com

May 13, 2016

VIA EDGAR

H. Roger Schwall
Division of Corporation Finance U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Black Ridge Oil & Gas, Inc. Revised Preliminary Information Statement on Schedule 14C Filed on April 26, 2016 Commission File Number 000-53952

Dear Mr. Schwall:

We are filing this letter on behalf of Black Ridge Oil & Gas, Inc. (the “Company”) in connection with the filing of the Company’s Revised Preliminary Information Statement on Schedule 14C (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2016. On May 10, 2016, the Company received a letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).

This letter sets forth the response of the Company to the Comment Letter. Capitalized terms used but not defined herein are given the meaning ascribed to them in the Information Statement. For ease of reference, we have repeated the comments contained in the Comment Letter in italics.

General Overview of Actions

Actions by Consenting Stockholders, page 1

1.	We note in your revised disclosure in response to prior comment 1 that the soliciting shareholders solicited less than 10 persons in accordance with the exemption set forth in Rule 14a-2(b)(2). Please revise to better discuss the methods pursuant to which the written consents of Twin City Technical and Irish Oil & Gas were obtained. Also, in light of your reliance on Rule 14a-2(b)(2), please explain how you secured the consent of “certain persons” party to voting agreement consistent with the proxy rules. In your revised footnote disclosure, please clarify, in each case, the natural person(s) who would vote such shares subject to the voting agreement as well as those holding dispositive power over shares held by entities.

H.. Roger Schwall

May 13, 2016

Response

The section has been revised to better discuss the methods pursuant to which the written consents of Twin City Technical and Irish Oil & Gas were obtained. We have revised the disclosure to describe the voting agreement. We have also revised the footnote disclosure as requested.

Principal Reasons for BRHC Transaction, page 14

2.	In response to prior comment 1, you have expanded your disclosure to indicate that “as these negotiations were ongoing, Mr. Bradley Berman and Mr. Lyle Berman, the Company’s two largest shareholders, along with Mr. Ken DeCubellis, in their capacity as shareholders on their own volition and not at the request of the Company reached out to certain long-standing stockholders of the Company to advise them regarding the status of negotiations and terms of the BRHC Transaction and that consent to the BRHC Transaction by these shareholders would be sought once the agreements were finalized and approved by the Board.” Expand your disclosure to indicate the dates when these discussions occurred, their proximity to the dates of the meetings in which the BRHC Transaction was being negotiated, whether the Messrs. Berman advised the Board of their discussions with the two shareholder, and whether the Messrs. Berman considered recusing themselves from the BRHC discussions.

Response

We have expanded our disclosure on page 2 and pages 19-20 to describe the timeframe in which the discussions with the small group of stockholders and the negotiation of the BRHC Transaction and the communication between Messrs. Berman and the Board.

* * * *

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following statements on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions, please do not hesitate to contact me directly at (612) 335-7119.

Respectfully submitted,

Stinson Leonard Street LLP

/s/ Jill R. Radloff

Jill R. Radloff